SEC File Number
001-35008

CUSIP NUMBER
36268W100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

GAIN Capital Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

Bedminster One, 135 US Hwy 202/206
Address of Principal Executive Office (Street and Number)

Bedminster, NJ 07921
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As disclosed in GAIN Capital Holdings, Inc.'s (the "Company") Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the "SEC") on March 15, 2016, the Audit Committee of the Board of Directors of the Company has concluded that the Company's previously issued consolidated financial statements as of and for the years ended December 31, 2014 and 2013 and for the first three quarters of 2015 should no longer be relied upon due primarily to errors in the manner in which the Company accounted for income taxes during those periods. Accordingly, the Company has concluded that it must restate its previously issued consolidated financial statements for those periods. In light of these required restatements, and the Company's decision in the fourth quarter of 2015 to report its results in three operating segments instead of a single segment, the compilation, dissemination and review of the information required to be presented in the Company's Form 10-K for the period ended December 31, 2015 could not be completed and filed by March 15, 2016 without unreasonable effort or expense to the Company. The Company anticipates that it will file its Form 10-K for the period ended December 31, 2015 within the 15-day extension period provided for in Securities Exchange Act of 1934 Rule 12b-25.

The Company does not expect that the results to be reported in the Form 10-K will be materially different from the results announced on March 15, 2016 and furnished to the SEC in the Company's Current Report on Form 8-K dated March 15, 2016.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that are based on the beliefs of the management of the Company. These forward looking statements are subject to risks and uncertainties, including the risk that the process of finalizing the Form 10-K referred to above results in unanticipated delays or additional adjustments to the Company's financial statements. Should one of these risks or uncertainties materialize, actual results or outcomes may vary materially from those described.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Diego Rotsztain	908	731-0715
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the Company's Current Report on Form 8-K dated March 15, 2016 for a discussion of the Company's results of operations for the year ended December 31, 2015 as compared to the year ended December 31, 2014.

        GAIN Capital Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 16, 2016                        By /s/ Diego Rotsztain
Diego Rotsztain
EVP and General Counsel